Exhibit 99.2
SINGAPORE TECHNOLOGIES SEMICONDUCTORS PTE LTD
NEWS RELEASE
TEMASEK SUBSIDIARY SINGAPORE TECHNOLOGIES SEMICONDUCTORS
MAKES CASH OFFER FOR STATS ChipPAC LTD.
Singapore, 1 March 2007 — Temasek Holdings (Pte) Ltd (“Temasek”) wholly owned subsidiary Singapore Technologies Semiconductors Pte Ltd (“STS”) today announced its intention to launch a voluntary conditional cash offer for the remaining shares (including shares represented by American Depositary Shares (“ADS”)) in STATS ChipPAC Ltd. (“STATS ChipPAC,” SGX-ST: STATSChP, Nasdaq: STTS) that STS does not already own (the “Offer”). STS currently has an approximate 35.6% stake in STATS ChipPAC.
The Offer Price is S$1.75 for each share and S$17.50 (1) for each ADS in cash. The Offer Price of S$1.75 in cash for each share represents a 18.2% premium over the closing price of STATS ChipPAC’s shares on the Singapore Exchange Securities Trading Limited (“SGX-ST”) on 28 February 2007, a 40.5% premium over STATS ChipPAC’s average closing share price during the past three months and a 55.1% premium over STATS ChipPAC’s average closing share price during the past six months. The Offer will be conditioned upon, among other matters, STS receiving acceptances of such number of shares which, together with all other shares owned, acquired or agreed to be acquired by STS, would represent more than 50 per cent of the total outstanding shares of STATS ChipPAC following the close of the Offer.
If shares tendered into the Offer result in STS owning at least 90 per cent of outstanding shares in STATS ChipPAC (other than those owned by STS and its related corporations at the commencement of the Offer), STS intends to offer a higher purchase price of S$1.88 per share or S$18.80 per ADS(2) to all shareholders who accept the Offer, regardless of when their shares are tendered. This higher offer price would represent a 27.0% premium over the closing price of STATS ChipPAC’s shares on the SGX-ST on 28 February 2007, a 51.0% premium over STATS ChipPAC’s average closing share price during the past three months and a 66.6% premium over STATS ChipPAC’s average closing share price during the past six months.
The Offer would also include an offer by STS for STATS ChipPAC’s outstanding US$115,000,000 Convertible Notes due 2008 and US$150,000,000 2.50% Convertible Notes due 2008. The offer for the convertible notes is conditioned on the offer for the shares becoming unconditional in all respects.
STS has been a long-term shareholder of STATS ChipPAC and continues to believe in the prospects of the company. STS would like to increase its shareholding in STATS ChipPAC.
— ends —

(1)	For the purpose of illustration only, S$17.50 for each ADS is equivalent to US$11.45 for each ADS, based on a SGD/USD exchange rate of 1.529:1.

(2)	For the purpose of illustration only, S$18.80 for each ADS is equivalent to US$12.30 for each ADS, based on a SGD/USD exchange rate of 1.529:1.

About Temasek Holdings (Pte) Limited
Incorporated in 1974, Temasek Holdings is an Asia investment firm headquartered in Singapore. Supported by affiliates and offices around Asia, it manages a diversified S$129 billion (about US$80 billion) portfolio, concentrated principally in Singapore, Asia and the OECD economies.
The Temasek portfolio spans various industries including telecommunications & media, financial services, real estate, transportation & logistics, energy & resources, infrastructure, engineering & technology as well as bioscience & healthcare.
Temasek’s total shareholder return since inception in 1974 has been 18 percent compounded annually. It has a corporate credit rating of AAA/Aaa by rating agencies Standard & Poor’s and Moody’s respectively. For further information on Temasek please visit www.temasekholdings.com.sg.
About STATS ChipPAC Ltd.
STATS ChipPAC Ltd. is a service provider of semiconductor packaging design, assembly, testing and distribution solutions. STATS ChipPAC is headquartered in Singapore and has manufacturing facilities located in Singapore, South Korea, China, Malaysia and Taiwan and test pre-production facilities in the United States.
This news release should be read in conjunction with the full text of the offer announcement dated 1 March 2007. Neither STS nor any of its affiliates has commenced the offer to which this communication relates. Shareholders, noteholders and holders of share options of STATS ChipPAC are advised to read all the documents relating to the offer that are filed with the SGX-ST and SEC when they become available, because they will contain important information. Shareholders, noteholders and holders of share options of STATS ChipPAC may obtain copies of these documents for free, when available, at the SGX-ST website (www.sgx.com) or the SEC’s website (www.sec.gov).
The directors of STS (including any who may have delegated detailed supervision of this news release) have taken all reasonable care to ensure that the facts stated and all opinions expressed in this news release are fair and accurate and that no material facts have been omitted from this news release, and they jointly and severally accept responsibility accordingly. Where any information has been extracted or reproduced from published or publicly available sources (including, without limitation, in relation to STATS ChipPAC), the sole responsibility of the directors of STS has been to ensure through reasonable enquires that such information is accurately extracted from such sources or, as the case may be, reflected or reproduced in this news release.
For media queries, please contact:
Singapore
Ivan Tan
Weber Shandwick
Tel: +65 6825 8027
Email: itan@webershandwick.com
US
Judith Wilkinson
Joele Frank, Wilkinson Brimmer Katcher
Tel: +1 212 895 8612
Email: jwilkinson@joelefrank.com